TABLE OF CONTENTS

NOTICE OF 2001 ANNUAL STOCKHOLDERS' MEETING
SOLICITATION AND REVOCABILITY OF PROXIES
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
PROPOSAL NO. 1 ELECTION OF DIRECTORS
PROPOSAL NO. 2 OTHER MATTERS
INDEPENDENT ACCOUNTANTS
STOCKHOLDER PROPOSALS
APPENDIX A

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement ☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒   Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to § 240.14a-12.

CVF TECHNOLOGIES CORPORATION
(Name of Registrant as Specified in its Charter)

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☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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CVF TECHNOLOGIES CORPORATION
916 Center Street
Lewiston, New York 14092

NOTICE OF 2001 ANNUAL STOCKHOLDERS' MEETING

To the Stockholders:

Notice is hereby given that the 2001 Annual Meeting of Stockholders (the "Meeting"), of CVF Technologies Corporation (the "Company"), will be held at the Buffalo Marriott Hotel, 1340 Millersport Highway, Amherst, New York (immediately north of Route I-290), at 2:00 p.m., New York time, on August 23, 2001 for the following purposes:

1. To elect four directors to serve until the next Annual Meeting of Stockholders and until their successors are elected and qualified; and

2. To consider and take action upon such other matters as may properly come before the Meeting or any adjournment thereof.

Only stockholders of record at the close of business on July 23, 2001 are entitled to notice of and to vote at the Meeting or any adjournment thereof.

BY ORDER OF THE BOARD OF DIRECTORS

Robert B. Nally
Secretary

Date: July 31, 2001

STOCKHOLDERS ARE URGED TO VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE TO WHICH NO POSTAGE NEED BE AFFIXED IF MAILED IN THE UNITED STATES.

July 31, 2001

CVF TECHNOLOGIES CORPORATION
916 Center Street
Lewiston, New York 14092

PROXY STATEMENT
FOR
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD AUGUST 23, 2001

The following information is furnished in connection with the Annual Meeting of Stockholders (the “Meeting”), of CVF Technologies Corporation (the “Company”), to be held on August 23, 2001 at 2:00 p.m., New York time, at the Buffalo Marriott Hotel, 1340 Millersport Highway, Amherst, New York (immediately north of Route I-290). A copy of the Company’s Annual Report to Stockholders for the fiscal year ended December 31, 2000 is enclosed with this Proxy Statement and Form of Proxy. Additional copies of the Annual Report, Notice, Proxy Statement and Form of Proxy may be obtained from the Company’s Secretary, 916 Center Street, Lewiston, New York 14092. This Proxy Statement and Form of Proxy will be first sent to stockholders on or about August 1, 2001.

SOLICITATION AND REVOCABILITY OF PROXIES

The enclosed proxy for the Meeting is being solicited by the directors of the Company. The proxy may be revoked by a stockholder at any time prior to the exercise thereof by filing with the Secretary of the Company a written revocation or duly executed proxy bearing a later date. The proxy may also be revoked by a stockholder attending the Meeting, withdrawing such proxy and voting in person. The cost of soliciting the proxies on the enclosed form will be paid by the Company. In addition to the use of the mails, proxies may be solicited by the directors and Company employees (who will receive no additional compensation therefor) by means of personal interview, telephone or facsimile, and it is anticipated that banks, brokerage houses and other institutions, nominees or fiduciaries will be requested to forward the soliciting material to their principals and to obtain authorization for the execution of proxies. The Company may, upon request, reimburse banks, brokerage houses and other institutions, nominees and fiduciaries for their expenses in forwarding proxy material to their principals.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The record date for determining shares of common stock, $0.001 par value per share, of the Company ("Shares"), entitled to vote at the Meeting has been fixed at the close of business on July 23, 2001. On such date there were 9,328,949 Shares outstanding, entitled to one vote each.

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth, as of July 23, 2001, the approximate number of Shares beneficially owned by each person known by the Company to be the beneficial owner of more than 5% of the Shares, and the name and shareholdings of each executive officer and director, and all executive officers and directors as a group. Unless otherwise stated, each person has sole voting and investment power with respect to the Shares set forth in the table.

Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class
Jeffrey I. Dreben (1) 916 Center Street Lewiston, New York 14092	651,597	5.9%
Robert B. Nally (1) 189 Mary Street Waterloo, Ontario N2J 1S1	666,097	6.1%
Brant Investments Limited c/o Royal Trust Company — Pension Dept Royal Trust Tower, 7th Floor 77 King Street West Toronto, Ontario M5W 1P9	1,235,731	13.2%
Prudential Insurance Company of America 75 Broad Street Newark, New Jersey 07104	647,128	6.9%
Directors and Officers as a Group (5 persons) (1)(2)(3)(4)(5)(6)	1,917,694	17.4%

(1) Messrs. Dreben and Nally each hold 100,000 options to acquire Shares at an option price of $3.25 per share; 100,000 options to acquire Shares at an option price of $2.88 per share; 100,000 options to acquire Shares at an option price of $2.875 per share; and 160,000 options to acquire Shares at an option price of $0.55 per share. This amount also includes with respect to Mr. Dreben 190,644 Shares owned by Mr. Dreben's wife as to which Mr. Dreben disclaims beneficial ownership and, with respect to Mr. Nally, 205,144 Shares owned by Mr. Nally's wife as to which Mr. Nally disclaims beneficial ownership.

(2) Mr. Khouri has been issued 45,000 options to acquire Shares at an option price of $3.25 per share; 30,000 options to acquire Shares at an option price of $2.88 per share; 30,000 options to acquire Shares at an option price of $2.875 per share; and 20,000 options to acquire Shares at an option price of $0.55 per share.

(3) Robert Glazier has been issued 20,000 options to acquire Shares at an option price of $3.25 per share; 30,000 options to acquire Shares at an option price of $2.88 per share; 30,000 options to acquire Shares at an option price of $2.875 per share; and 20,000 options to acquire Shares at an option price of $0.55 per share.

(4) Mr. Lawrence Casse, a Vice President of the Company, has been issued 20,000 options to acquire Shares at an option price of $3.25 per share; and 20,000 options to acquire Shares at an option price of $0.55 per share.

(5) Mr. J. Murray Kierans, a Vice President of the Company, has been issued 180,000 options to acquire Shares at an option price of $2.88 per share; and 40,000 options to acquire Shares at an option price of $0.55 per share.

(6) Mr. Robert L. Miller, Chief Financial Officer of the Company, has been issued 75,000 options to acquire Shares at an option price of $2.88 per Share; and 40,000 options to acquire Shares at an option price of $0.55 per share.

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PROPOSAL NO. 1
ELECTION OF DIRECTORS

NOMINEES

The Board of Directors has nominated four candidates for election at the Meeting. If a quorum is present, those nominees receiving a plurality of the votes cast at the Meeting will be elected as directors. A "plurality" means that the nominees who receive the greatest number of votes at the Meeting are elected as directors. Any Shares not voted "FOR" a particular nominee (whether as a result of a direction to withhold authority or a broker non-vote) will not be counted to determine a plurality. Each person so elected shall serve until the next Annual Meeting of Stockholders and until his successor is elected and qualified.

The directors of the Company recommend a vote FOR the nominees listed below. All nominees are currently serving as directors of the Company and were elected directors at the 2000 Annual Meeting of Stockholders.

Unless instructed otherwise, proxies will be voted FOR the nominees listed below. Although the directors do not contemplate that any of the nominees will be unable to serve prior to the Meeting, if such a situation arises, the enclosed proxy will be voted in accordance with the best judgment of the person or persons voting the proxy.

The table below sets forth certain information regarding the nominees for election to the Company's Board of Directors.

Name and Position	Age	Principal Occupation and Business Experience for Past Five Years(1)
Jeffrey I. Dreben	56	Director, Chairman, President and Chief Executive Officer of the Company since 1995; Director, Vice President and Treasurer of Canadian Venture Founders Management Limited from 1989 to 1995.
Robert H. Glazier	53	Director of the Company since 1998; President and Chief Executive Officer of Donatech Corporation (computer software consulting company) since 1986.
Robert B. Nally	53	Director and Consultant to the Company since 1995; Treasurer and Secretary of the Company since 1997; Chief Operating Officer and Chief Technology Officer of the Company since January 1, 1999; Chairman of RDM Corporation (technologies for check processing and electronic commerce solutions) since 1995; Vice President and Secretary of Canadian Venture Founders Management Limited from 1989 to 1995.
George A. Khouri	54	Director and Consultant to the Company since 1997; Managing Director of Avalon Group Ltd since 1999; Managing Director – Capital Markets of Nomura Securities International Inc. from 1995 to 1996; Vice President of Trigon Group (an investment banking boutique) from 1992 to 1995.

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(1) Unless otherwise stated, each nominee has held the position indicated for at least the past five years.

Other Directorships and Trusteeships

No members of the Board of Directors, except Mr. Nally, serve on the Boards of Directors or the Boards of Trustees of any other publicly-held companies. Mr. Nally serves on the Board of Directors of Virtek Vision International Inc. and RDM Corporation, both of which are publicly-held Canadian corporations.

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Committees and Meeting Data

During the year ended December 31, 2000, the full Board of Directors met on three occasions. Each director attended all of the meetings of the Board.

Report of the Audit Committee of the Board of Directors

The Company has a standing Audit Committee consisting of Messrs. Dreben, Glazier and Khouri. The majority of the members of the Audit Committee are "independent" in accordance with the American Stock Exchange listing standards.

The Audit Committee met on four occasions during the year ended December 31, 2000. The function of the Audit Committee is to recommend to the Board of Directors the firm of independent public accountants to audit the Company's financial statements each fiscal year, review with the independent auditor the general scope of this service, review the nature and extent of the nonaudit services to be performed by the independent auditors, and consult with management on the activities of the Company's independent auditors and the Company's system of internal control.

The Board of Directors has adopted a written charter for the Audit Committee. A copy of the Charter is attached as Appendix A to this Proxy Statement.

In the performance of its oversight responsibilities, as described in the Charter, with respect to 2000, the Audit Committee reviewed and discussed the Company's audited financial statements for the year ended December 31, 2000 with the Company's management. The Committee also discussed with Ernst & Young LLP ("Ernst & Young"), the Company's independent accountants during 2000, the matters required to be discussed by Statement of Auditing Standards No. 61 (Communication with Audit Committees), which includes, among other items, matters related to the conduct of the accountants' audit of the Company's financial statements.

The Audit Committee has also received the written disclosures and the letter from Ernst & Young required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), which relates to the accountants' independence from management and the Company, and discussed with Ernst & Young that firm's independence. The Committee has also considered whether Ernst & Young's provision of non-audit services to the Company during 2000 is compatible with maintaining Ernst & Young's independence.

Based on the review and discussion referred to above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements for the year ended December 31, 2000 be included in the Company's 2000 Annual Report on Form 10-KSB for filing with the Securities and Exchange Commission.


Audit Committee

Jeffrey I. Dreben
Robert H. Glazier
George A. Khouri


Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that directors, executive officers and more than 10 percent stockholders of the Company file reports with the Securities and Exchange Commission within the first 10 days of the month following any purchase or sale of Shares. During 2000, none of the executive officers and directors of the Company, to the knowledge of the Company, were late in filing a report under Section 16(a) of the Exchange Act, except that Jeffrey I. Dreben failed to timely file a report on Form 5 with respect to a donation transaction by his spouse.

Executive Officers

The following is a list of the Company's executive officers.

Name and Position	Age	Principal Occupation and Business Experience for Past Five Years
Jeffrey I. Dreben Chairman, President and Chief Executive Officer.	56	See table under "Nominees."
Robert B. Nally Chief Operating Officer, Chief Technology Officer, Treasurer and Secretary.	53	See table under "Nominees."
Robert L. Miller Chief Financial Officer	50	Chief Financial Officer since June 1999; Vice President of Finance/ Controller of U.S. Appraisal, Inc. from March 1998 to April 1999; Vice President/ Controller of Pratt & Lambert United, Inc. from 1985 to 1996.
J. Murray Kierans Vice President	56	Vice President - Corporate Development since January 1999; Vice President Corporate Development of U.S.-based venture capital company from 1995 until December 1998; Business and Tax Attorney practicing privately from 1976 until 1995.
Lawrence M. Casse Vice President	45	Vice President of Company since April 1998; Consultant to Company since March 1997; President of Resonance Capital Corporation from 1993 to 1997.

Executive Compensation

The following table summarizes, for the fiscal years ended December 31, 2000, 1999 and 1998, the amount of the compensation paid by the Company to its Chief Executive Officer and all other executive officers whose cash compensation during the year ended December 31, 2000 exceeded $100,000 (the "Named Officers").

		Annual Compensation		Other
Name and Position	Year	Salary	Bonus	Compensation
Jeffrey I. Dreben Chairman, President and Chief Executive Officer	2000 1999 1998	$200,000 200,000 200,000	$ 0 25,000 20,000	$ 0 0 0
Robert B. Nally Chief Operating Officer, Chief Technology Officer, Treasurer and Secretary	2000 1999 1998	134,740(1)(2) 134,762(2)(3) 133,571(2)(4)	0 25,000(2) 13,492(2)(4)	0 0 0
J. Murray Kierans Vice President Corporate Development	2000 1999	120,000 120,000	0 4,000	0 0

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(1) Paid in Canadian currency but translated in the table to U.S. currency. Based on the average exchange rate for 2000 of CND $1.00 = U.S. $0.6737.

(2) Paid under Mr. Nally's Consulting Arrangement with the Company which is discussed under "Certain Transactions and Relationships."

(3) Paid in Canadian currency but translated in the table to U.S. currency. Based on the average exchange rate for 1999 of CND $1.00 = U.S. $0.6738.

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Paid in Canadian currency but translated in the table to U.S. currency. Based on the average exchange rate for 1998 of CND $1.00 = U.S. $0.6746.

Option Grants and Exercises. The following table sets forth grants of stock options to acquire Shares with respect to the Named Officers during the year ended December 31, 2000.

| | Individual Grants | | | |
Name	Number of Securities Underlying Options/SARs Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date
Jeffrey I. Dreben	100,000	36.4%	$2.875	Feb. 24, 2005
Robert B. Nally	100,000	36.4%	$2.875	Feb. 24, 2005

Option Exercises and Year End Values. The following table shows the options which were outstanding for the Named Officers during the year ended December 31, 2000. No options were exercised by the Named Officers during the year ended December 31, 2000.

Aggregated Options/ SAR Exercise and Fiscal Year End Option/ SAR Value Table

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Dec. 31, 2000 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Dec. 31, 2000 Exercisable/ Unexercisable
Jeffrey I. Dreben	NIL	NIL	300,000/NIL	$NIL/NIL
Robert B. Nally	NIL	NIL	300,000/NIL	$NIL/NIL
J. Murray Kierans	NIL	NIL	120,000/60,000	$NIL/NIL

Directors' Fees. The Company does not currently pay any additional fees to the directors who are also officers of or consultants to the Company. Mr. Khouri became a consultant to the Company in June 1997 and is paid $2,500 per month in consulting fees. See "Certain Transactions and Relationships." Robert Glazier, appointed a director in January 1998, is entitled to receive $750 per Board of Directors meeting attended in person and $375 per telephonic Board of Directors meeting in which he participates.

Employment Agreement. In February, 1999 CVF Technologies International, Inc., a wholly owned subsidiary of the Company, entered into an employment agreement with J. Murray Kierans for his employment as Managing Director and Vice President Corporate Development of the Company. The term of the agreement is indefinite subject to either parties' right to terminate the agreement with three months prior notice. Compensation under the agreement is as stated under "Executive Compensation" above.

Certain Transactions and Relationships

Service Agreement with D and N Consulting Corporation. The Company entered into a Service Agreement dated February 10, 1997 with D and N Consulting Corporation ("D and N"), identical to the agreement the Company formerly had with CVF, Inc., the predecessor to D and N, pursuant to which D and N would provide a variety of administrative, managerial and clerical services to the Company. Under the Service Agreement, D and N would be responsible for all administrative requirements of the Company, including, but not limited to, maintaining the books of the Company, preparing periodic reports to the Board of Directors of the Company and providing office facilities and travel expenses. In return for the above services, D and N is to be paid a service fee based on an annual budget prepared by D and N and approved by the Board of Directors of the Company. Messrs. Dreben and Nally are each officers and 50% stockholders of

D and N. D and N and the Company have mutually agreed to defer operation of the Service Agreement. Instead, the services continue to be provided by the officers, employees and consultants of the Company, and the Company has neither paid nor accrued service fees under the Service Agreement. In March 2000, the Service Agreement was extended for an additional period and now runs for an initial term of eight years.

Consulting Arrangement with Mr. Khouri. Pursuant to an Independent Consultant Agreement, for the months of April and May 1997, Mr. Khouri, a director of the Company, provided the Company with consulting services, as well as services as a director, in exchange for which Mr. Khouri received consulting fees of $750 per day and director fees of $1,000 per month. Effective June 1, 1997 the Company reached a new agreement with Mr. Khouri with a one-year term which was renewable if mutually agreed to by the parties pursuant to which Mr. Khouri provided the Company with consulting services and reported directly to the President of the Company in exchange for which Mr. Khouri received $10,500 per month and no additional fees, other than options to acquire Shares, as a director. This consulting agreement, which was renewed for another year effective June 1998, was terminable by either party upon 90 days notice of the intent to so terminate. Effective December 1, 1999, the Company reached a new agreement with Mr. Khouri pursuant to which Mr. Khouri provides the Company with consulting services and reports directly to the President of the Company, in exchange for which Mr. Khouri received $5,802 per month and received no other compensation other than options to acquire Shares as a director. In November, 2000, the monthly fee payable to Mr. Khouri under this consulting agreement was reduced to $2,500. The current agreement is for a one-year term and is renewable, if mutually agreed to by the parties. Upon termination of the current agreement, Mr. Khouri is to resign as a director. Periodically, the President of the Company is to review Mr. Khouri's performance and determine whether to continue Mr. Khouri's consulting arrangement with the Company.

Consulting Arrangement with Mr. Nally. The Company has an oral understanding with Mr. Nally, a director and an officer of the Company, pursuant to which Mr. Nally provides the Company with certain consulting services, particularly with respect to technology management, in exchange for which Mr. Nally receives compensation as determined by the Board of Directors. In 1998, 1999 and 2000, Mr. Nally received $147,063, $159,762 and $134,740, respectively, for his services as a consultant to the Company.

Transactions with RDM Corporation. In December 1997, the Company purchased 1,428,572 special warrants in RDM for a total purchase price of CN$1,000,000 (US$659,400) based on the conversion price on August 5, 1998 of US$1.00 to CN$1.52. These special warrants were exercised in June 1998 and were exchanged for 1,428,572 common shares of RDM. During 1998 and 1999, the Company purchased 339,500 and 100,000 additional common shares of RDM, respectively. In September 2000, the Company purchased 270,000 warrants in RDM for a total price of CN$356,400 (US$237,184) based on the conversion price on September 29, 2000 of US$1.00 to CN$1.50. During 2000, the Company sold 282,500 common shares of RDM at an average price of US$2.41 resulting in a total gain of US$474,334. As of December 31, 2000, the total number of shares owned by the Company in RDM was 1,855,572 shares (approximately 13% of RDM's outstanding shares). RDM is a Canadian corporation that develops and supplies technologies for check processing and electronic e-commerce solutions. Mr. Nally, an officer, director and nominee of the Company, has been Chairman of RDM since 1995 and as of December 31, 2000 beneficially owned 1,929,083 common shares (approximately 14% of the outstanding shares) of RDM.

PROPOSAL NO. 2
OTHER MATTERS

So far as management of the Company is aware, no matters other than those outlined in this Proxy Statement will be presented at the Meeting for action on the part of the stockholders. If any other matters are properly brought before the Meeting, it is the intention of the persons named in the accompanying proxy to vote thereon the Shares to which the proxy relates in accordance with their best judgment.

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP ("Ernst & Young"), has audited the financial statements of the Company since 1997. A representative of Ernst & Young is expected to be present at the Meeting and will have an opportunity to make a statement, if he so desires, and will be available to respond to appropriate questions.

Audit Fees. With respect to the year ended December 31, 2000, the aggregate fees billed the Company by Ernst & Young for professional services rendered for auditing annual financial statements and reviewing interim financial statements were $170,109.

Financial Information Systems Design and Implementation Fees. During the year ended December 31, 2000, Ernst & Young did not render any financial information systems design and implementation services to the Company.

All Other Fees. With respect to the year ended December 31, 2000, the aggregate fees billed the Company by Ernst & Young for professional services rendered for tax planning and tax return preparation was $62,405.

STOCKHOLDER PROPOSALS

A stockholder desiring to submit a proposal for inclusion in the Company's Proxy Statement for the 2002 Annual Meeting must deliver a proposal so it is received at the Company's offices no later than the close of business on April 2, 2002 in order to be considered for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders.

BY ORDER OF THE BOARD OF DIRECTORS

Robert B. Nally
Secretary

Lewiston, New York
July 31, 2001

CVF TECHNOLOGIES CORPORATION

AUDIT COMMITTEE CHARTER

Purpose. The Audit Committee is appointed by the Board of Directors to assist the Board in monitoring (i) the integrity of the financial statements of the Company, (ii) the compliance by the Company with legal and regulatory requirements and (iii) the independence and performance of the Company's internal and external auditors.

Composition. The members of the Audit Committee shall meet the independence and experience requirements of the American Stock Exchange. The members of the Audit Committee shall be appointed by the Board. Unless a chairperson is appointed by the Board, the members of the Committee may elect a chairperson by majority vote. Certain duties of the Committee may be undertaken by the chairperson acting alone, if so authorized.

Authority. The Audit Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Duties/ Responsibilities. The Audit Committee shall:

1. Make regular reports to the Board.

2. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

3. Review the annual audited financial statements with management, including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company's financial statements.

4. Review any analysis prepared by management and the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements.

5. Review with management and the independent auditor the Company's quarterly financial statements prior to filing of its quarterly reports on Form 10-Q or 10-QSB with the Securities Exchange Commission.

6. Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

7. Review any major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management.

8. Recommend to the Board the appointment of the independent auditor, which firm is ultimately accountable to the Audit Committee and the Board.

9. Approve the fees to be paid to the independent auditor.

10. Receive periodic reports from the independent auditor regarding the auditor's independence, discuss such reports with the auditor, and if so determined by the Audit Committee, recommend that the Board take appropriate action to satisfy itself of the independence of the auditor.

11. Meet with the independent auditor prior to the audit to review the planning and staffing of the audit.

12. Discuss with the independent auditor the matters required to be discussed by applicable accounting and auditing standards relating to the conduct of the audit.

13. Review with the independent auditor any problems or difficulties the auditor may have encountered and any management letter provided by the auditor and the Company's response to that letter. Such review should include:

   (a) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information.

   (b) Any changes required in the planned scope of the internal audit.

14. Evaluate together with the Board the performance of the independent auditor and, if so determined by the Audit Committee, recommend that the Board replace the independent auditor.

15. Review the activities, organizational structure and qualifications of the internal audit department.

16. Review any significant reports to management prepared by the internal auditing department and management's responses.

17. Prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

18. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and any applicable Company compliance policies.

19. Review with the Company's legal counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

20. Meet at least annually with the chief financial officer, any senior internal auditing executive and the independent auditor in separate executive sessions.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with applicable laws and regulations or the Company's internal policies as to conduct.

Adopted: May 30, 2000

CVF TECHNOLOGIES CORPORATION
916 Center Street
Lewiston, New York 14092

THIS PROXY IS SOLICITED ON
BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Jeffrey I. Dreben and Robert B. Nally, and each or either of them, proxies for the undersigned, with full power of substitution, to vote all shares of common stock, $0.001 par value per share ("Shares") of CVF Technologies Corporation (the "Company") which the undersigned would be entitled to vote at the ANNUAL MEETING OF STOCKHOLDERS OF THE COMPANY (THE "MEETING") TO BE HELD AT THE BUFFALO MARRIOTT HOTEL, 1340 MILLERSPORT HIGHWAY, AMHERST, NEW YORK ON AUGUST 23, 2001, AT 2:00 P.M., NEW YORK TIME, and directs that the Shares represented by this Proxy shall be voted as indicated below:

1. ELECTION OF DIRECTORS

[ ] FOR ALL NOMINEES LISTED BELOW
 (except as marked to the contrary below)

[ ] WITHHOLD AUTHORITY
 to vote for all nominees listed below

INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through his name in the list below:

Jeffrey I. Dreben; Robert H. Glazier; George A. Khouri and Robert B. Nally.

2. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting or any adjournment thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER. THE BOARD OF DIRECTORS FAVORS A VOTE FOR PROPOSAL. IF NO DIRECTION IS MADE, THE PROXY WILL BE VOTED FOR PROPOSAL 1 ABOVE AND WILL BE VOTED IN THE DISCRETION OF THE PROXIES NAMED HEREIN WITH RESPECT TO ANY MATTER REFERRED TO IN 2 ABOVE. YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES, BUT YOU NEED NOT MARK ANY BOXES IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS. THE PROXIES CANNOT VOTE YOUR SHARES UNLESS YOU SIGN AND RETURN THIS CARD.

Dated: , 2001

PLEASE SIGN EXACTLY AS NAME(S) APPEAR ON STOCK CERTIFICATE(S). A corporation is requested to sign its name by its President or other authorized officer, with the office held so designated. A partnership should sign in the partnership name by an authorized person. Executors, administrators, trustees, guardians and corporate officers are requested to indicate the capacity in which they are signing. JOINT TENANTS SHOULD BOTH SIGN.

_____

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(Signature of Stockholder(s))

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.